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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Weidner                      Wayne                   R.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                                 17 Lupine Lane
--------------------------------------------------------------------------------
                                    (Street)

Oley                             PA                 19547
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     NATIONAL PENN BANCSHARES, INC. (NPBC)

________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     April 24, 2003

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     Chairman, President and CEO
     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                     5.
                                                                                     Amount of      6.
                                                     4.                              Securities     Owner-
                                                     Securities Acquired (A) or      Beneficially   ship
                                        3.           Disposed of (D)                 Owned          Form:     7.
                            2.          Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-      Code         ------------------------------- Reported       (D) or    Indirect
1.                          action      (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date        ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy)   Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------
Common Stock                04/24/03     M              19,692        A     16.8592                    D
------------------------------------------------------------------------------------------------------------------------
Common Stock                04/24/03     S              19,692        D     29.98    (1)33,173.7849    D
------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                         (2)22,740.358     I      401 K Plan
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

========================================================================================================================

                                                            Page 1 of 3

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

                         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                                                               (Over)
                                                                                                      SEC 1474 (3-99)


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                  9.
                                                                                                  Number    10.
                                                                                                  of        Owner-
                                                                                                  deriv-    ship
                                                                                                  ative     Form
             2.                                                                                   Secur-    of
             Conver-                    5.                              7.                        ities     Deriv-   11.
             sion                       Number of                       Title and Amount          Bene-     ative    Nature
             or                         Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-             4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise              Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.        action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-    Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action    (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/   ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)       Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
----------------------------------------------------------------------------------------------------------------------------
Employee     16.8592  04/24/03   M             19,692  9/22/95 10/22/03 Common   19,692            0 (4)     D
Stock Option   (3)                               (3)                     Stock     (3)
(Right to
Buy)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------


============================================================================================================================
Explanation of Responses:

                                                    Page 2 of 3




/s/ Wayne R. Weidner                                             04/28/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                FORM 4 FOOTNOTES
                                ----------------

Name of Reporting Person:           Wayne R. Weidner

Name of Issuer:                     National Penn Bancshares, Inc.

Period Covered:                     April 24, 2003

Footnotes:

(1) Includes 16.8217 shares acquired pursuant through Company's exempt Employee Stock Purchase Plan during first quarter 2003.

(2) Includes 1,346.194 shares acquired during fourth quarter 2002 pursuant to the Company's Capital Accumulation Plan (a 401(k) plan). The total is based on the most recent plan statement available (as of December 31, 2002). All shares were acquired in routine new-money acquisitions exempt under Rule 16b-3(c) and Rule 16a-3(f)(1)(I)(B).

(3) This option was adjusted to reflect the 5% stock dividend paid by the Company on December 27, 2002.

(4) Additional options held with various exercise prices or expiration dates. Total options held, after adjustment for 5% stock dividend paid by the Company on December 27, 2002, are 464,048.










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